FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As 11/17/2011

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes    No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release titled “Ternium comments on media reports involving its potential acquisition of a participation in Usiminas”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

Dated: November 17, 2011

Sebastián Martí
Ternium - Investor Relations
+1   (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium Comments on Media Reports Involving its Potential Acquisition of a Participation in Usiminas

Luxembourg, November 17, 2011 – In light of media reports that Ternium may be considering the acquisition of a participation in Brazilian steelmaker Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, Ternium confirms that it is currently engaged in discussions with the members of Usiminas’ control group involving the potential acquisition by Ternium or its affiliates of a minority interest in that group. Ternium, however, has not yet made any final decision on this potential transaction and at this time there exists no binding offer or agreement in this respect.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in México and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately ten million tons of finished steel products.  More information about Ternium is available at www.ternium.com.